As to each Trustee of the Trust who is not an “interested person” of the Trust (as defined in the 1940 Act) (an “Independent Trustee”) and his immediate family members, no person owned beneficially or of record, securities issued by the Manager or a Sub-Adviser or the principal underwriter of the Trust, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Manager, a Sub-Adviser or principal underwriter of the Trust as of December 31, 2004, except as set forth in the table below:

Name of Trustee	Name of Owners and Relationships to Trustee	Company	Title of Class	Value of Securities	Percent of Class
Vijay Singal	Same	New River Pharmaceuticals Inc.	Common Stock	$30,000	*

* less than 1%.

The common stock of New River Pharmaceuticals Inc. (“NRPH”) is publicly traded on the NASDAQ National Market System.  NRPH is majority owned by Randal J. Kirk.  Mr. Kirk is the owner of Third Security, LLC, which is the owner of the Manager.